Exhibit 99.1

Contact	Francesca DeMartino	FOR IMMEDIATE RELEASE
	Investor Relations & Corporate Communications +1 (310) 739-6476	May 11, 2015
francesca@macrocure.com

MACROCURE LTD. PROVIDES CORPORATE UPDATE AND REPORTS
FIRST QUARTER 2015 FINANCIAL RESULTS

—Conference call and webcast scheduled for May 12, 2015 at 9:00 am Eastern Time—

PETACH TIKVA, Israel, May 11, 2015 – Macrocure Ltd. (“Macrocure” or “the Company”) (NASDAQ: MCUR), a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, today provided a corporate update and reported financial results for the first quarter ended March 31, 2015.

Corporate Update and Recent Highlights:

•
The Company has completed patient enrollment in its Venous Leg Ulcer (VLU) clinical trial and will report futility analysis results in August 2015, which is in-line with its previously disclosed timeframe, which identified the third quarter of 2015.

•
As previously disclosed, the Company remains on track to announce Phase III study results from its Diabetic Foot Ulcer (DFU) clinical trial in October 2015 and study results from its VLU Phase III clinical trial in the first half of 2016.

•
In April and May 2015, the Company presented two clinical abstracts at the Symposium for Advanced Wound Care (SAWC) and one abstract at the Annual Meeting of The Association for Research in Vision & Ophthalmology (ARVO).

•	Total cash position as of March 31, 2015 was $41.7 million. The Company reiterates that cash expected to be used for ongoing operating activities in 2015 is $21-$25 million.

Management Commentary

"We continue to successfully execute our business strategy, meet or exceed our anticipated milestones, and strengthen our management team. This quarter we continued to expeditiously advance our VLU trial and are excited to announce that we recently completed patient enrollment. As such, we can now confirm that the results from the VLU futility analysis will be available in August 2015, within our previously-announced guidance, which targeted the third quarter of 2015 for those results. Pending the results of this analysis, we expect to complete the VLU trial and as previously disclosed, report Phase III clinical trial results in the first half of 2016. Also, progress towards the completion of our DFU trial remains on track and we reiterate that we will announce the results of that study in October 2015,” stated Nissim Mashiach, President and Chief Executive Officer of Macrocure.

“Lastly, we again bolstered our management team with the addition of Dr. Lewis Gryziewicz as Vice President, Regulatory Affairs. Lewis, with 30 years of experience at Allergan, Johnson & Johnson and Bristol-Myers Squib, has a strong track record of leading the regulatory strategy for multiple pharmaceutical and biological product approvals in the US, Europe and Japan. He will be an invaluable contributor to Macrocure in the execution of our regulatory strategy, including the preparation of CureXcell’s BLA filing and our interface with the FDA," concluded Mr. Mashiach.

Financial Results for the First Quarter Ended March 31, 2015

Research and development expenses for the first quarter of 2015 were $5.3 million, compared with $2.7 million for the first quarter of 2014. This increase was primarily due to on-going clinical trial expenses for our DFU and VLU Phase III clinical studies.

General and administrative expenses for the first quarter of 2015 were $1.6 million, compared with $0.7 million for the first quarter of 2014. This increase was primarily due to elevated payroll, stock-based compensation for existing and new employees and senior staff recruiting expenses as well as increased professional expenses and customary costs associated with being a publicly-traded company.

For the first quarter of 2015, the Company posted a net loss of $6.9 million, or $0.38 loss per share, compared with a net loss of $3.4 million, or $0.46 loss per share, in the first quarter of 2014.

Balance Sheet Highlights and Other Items

As of March 31, 2015, cash and cash equivalents, including short-term investments, were $41.7 million, compared with $47.4 million as of December 31, 2014. This $5.7 million decrease was due to our continued operating expenses, as outlined above.

As of March 31, 2015, the Company had 16,708,665 ordinary shares outstanding.  That figure excludes an additional 1,332,804 ordinary shares issuable upon exercise of warrants at an exercise price of NIS 0.01 per share that were outstanding as of that date.

Guidance

The Company reiterates that expected cash used for its ongoing operating activities in 2015 will be $21-$25 million, reflecting anticipated expenditures to complete its current Phase III clinical trials in process this year. As previously disclosed, that range excludes approximately $4 million in potential capital expenditures in 2015 primarily related to the Company’s new U.S. manufacturing facility.

Expected Corporate Milestones

▪	August 2015: Phase III futility analysis results for VLU

▪	October 2015: Phase III clinical trial results for DFU

▪	1H 2016: Phase III results for VLU

▪	2H 2016: Submit BLA to the FDA

Financial Results Conference Call and Webcast

Macrocure’s management will host a conference call to discuss the financial results and provide a business update on Tuesday, May 12, 2015 at 9:00 am EDT; 6:00 am PDT; 4:00 pm Israel time. Shareholders and other interested parties may participate in the call by dialing (877) 303-6496 (domestic/U.S.) or (315) 625-3080 (international) and provide Conference ID: 25720154. Alternatively, to access a live audio webcast of the call, please visit the Investor Relations section of the Company's website at http://investor.macrocure.com. The audio webcast will continue to be available for 30 days.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as diabetic foot ulcers and venous leg ulcers. The Company’s novel approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body’s own wound healing and regenerative components directly into the wound itself.

Macrocure’s lead product candidate, CureXcell, is a unique combination of living human white blood cells that have been activated to facilitate the healing process and stimulate wound closure. CureXcell addresses each phase of healing in the impaired wound, including the production of growth factors and other biochemical factors involved in fibroblast activation, cell migration and extracellular matrix production, stimulating the body’s natural healing process. CureXcell is currently in two pivotal Phase III, double-blind clinical trials targeting a broad indication for the treatment of all types of wounds below the knee. For more information, please visit: www.macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market, including those risks discussed under the heading "Risk Factors" in Macrocure's Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this announcement and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Statements of Financial Position as of Unaudited Condensed Interim Consolidated

U.S. dollars in thousands	As of Mar-31	As of Dec-31
	2015	2014

Assets

Current assets
Cash and cash equivalents	12,022	10,868
Short term deposits	29,639	35,313
Accounts receivable	480	536
Total current assets	42,141	46,717

Non-current assets
Property and equipment, net	432	451
Intangible assets, net	138	276
Deposits	6	1,255
Total non-current assets	576	1,982

Total assets	42,717	48,699

Liabilities and Shareholders' Equity

Current liabilities
Trade and other payables	2,821	2,488
Total liabilities	2,821	2,488

Shareholders' equity
Ordinary shares of NIS 0.01 par value	45	45
Share premium	100,362	95,941
Capital reserve	6,755	6,167
Warrants held by shareholders	7,835	12,256
Accumulated deficit	(75,101)	(68,198)
Total shareholders' equity	39,896	46,211

Total liabilities and shareholders' equity	42,717	48,699

Unaudited Condensed Interim Consolidated Statements of Loss

	Three months ended
U.S. dollars in thousands	March 31,
	2015	2014

Research and development expenses, net	5,251	2,697
General and administrative expenses	1,612	655
Operating Loss	(6,863)	(3,352)

Financing income (expense), net	8	(5)
	-
Loss before income tax	(6,855)	(3,357)
Taxes on income	(48)	(40)

Loss for the period	(6,903)	(3,397)

Other Comprehensive Loss that will be transferred to profit or loss:

Net change in fair value of available for sale financial assets	17	-

Total comprehensive loss for the year	(6,886)	(3,397)

Loss per share - basic and diluted (in U.S. dollars) (*)	(0.38)	(0.46)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

	Three months ended
U.S. dollars in thousands	March 31,
	2015	2014

Cash flows from operating activities:
Loss for the period	(6,903)	(3,397)

Adjustments:
Depreciation	24	28
Amortization	138	138
Financing expenses (income), net	(8)	5
Taxes on income	48	40
Share based compensation	571	102
	773	313
Changes in operating assets and liability items:
Decrease (increase) in accounts receivable	20	(588)
Increase (decrease) in trade and other payables	320	884
	340	296

Income tax paid	(10)	(152)
Interest received	158	3

Net cash used in operating activities	(5,642)	(2,937)

Cash flows from investing activities:
Purchase of property and equipment	(5)	(75)
Decrease (Increase) in long terms deposits	1,249	2
Investment in short term deposits	5,999	-
Investment in Available for Sale financial assets	(418)	-

Net cash used in investing activities	6,825	(73)

Net cash provided by financing activities	-	-

Net increase (decrease) in cash and cash equivalents	1,183	(3,010)

Effect of exchange rate changes on cash and cash equivalents	(29)	(4)

Cash and cash equivalents at beginning of the period	10,868	18,995

Cash and cash equivalents at end of the period	12,022	15,981